CUSIP No. 340632 10 8	13D	Page 1 of 11 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

FLORIDA EAST COAST INDUSTRIES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

340632 10 8

(CUSIP Number)

Armando Codina, 355 Alhambra Circle, Suite 900, Coral Gables FL 33134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13-1(g) check the following box  ☐

(Continued on following pages)

CUSIP No. 340632 10 8	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Armando Codina N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

3,008,830
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,542,088
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,008,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 340632 10 8	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C/WDL, Ltd. 65-0978263
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

819,797
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

737,817
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

819,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 340632 10 8	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C/Countyline, LLC 20-4760736
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

960,658
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

228,669
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

960,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 340632 10 8	13D	Page 5 of 11 Pages

Item 1. SECURITY AND ISSUER.

This Schedule 13D (this “Statement”) relates to the Common Stock, no par value (the “Common Stock”), of Florida East Coast Industries, Inc., a corporation formed and organized under the laws of Florida, which has its principal executive offices located at One Malaga St., St. Augustine, FL 32084 (“FECI”).

Item 2. IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is filed jointly by (i) Armando Codina, (ii) C/WDL, Ltd., a Florida limited partnership, and (iii) C/Countyline, LLC, a Florida limited liability company (collectively, the “Reporting Persons”). In addition, pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, is given with respect to (i) C/WDL, Inc., a Florida corporation, (ii) C/Beacon Countyline, LLC, a Florida limited liability company, (iii) Codina Holdings III, Ltd., a Florida limited partnership, and (iv) Codina Holdings III, Inc., a Florida corporation (collectively, the “Non-Reporting Persons”).

The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

(b) & (c)	Armando Codina:

The present principal occupation or employment of Mr. Codina is serving as the President and Chief Executive Officer of Flagler Development Company and the Codina Group, Inc., both subsidiaries of FECI. In addition, Mr. Codina is the sole director and President, Treasurer and Secretary of C/Countyline, LLC, C/Beacon Countyline, LLC, Codina Holdings III, Inc. and C/WDL, Inc. Mr. Codina’s business address is 355 Alhambra Circle, Suite 900, Coral Gables FL 33134.

C/WDL, Ltd.:

C/WDL, Ltd. is a Florida limited partnership principally engaged in holding equity securities. The principal office of C/WDL, Ltd. is 355 Alhambra Circle, Suite 900, Coral Gables FL 33134.

C/Countyline, LLC:

C/Countyline, LLC is a Florida limited liability company principally engaged in holding equity securities. The principal office of C/Countyline, LLC is 355 Alhambra Circle, Suite 900, Coral Gables FL 33134.

C/WDL, Inc.:

C/WDL, Inc. is a Florida corporation principally engaged in holding equity securities. C/WDL, Inc. is the General Partner of C/WDL, Ltd. The principal office of C/WDL, Inc. is 355 Alhambra Circle, Suite 900, Coral Gables FL 33134.

C/Beacon Countyline, LLC:

C/Beacon Countyline, LLC is a Florida limited liability company principally engaged in holding equity securities. C/Beacon Countyline, LLC is the sole member of C/Countyline, LLC. The principal office of C/Beacon Countyline, LLC is 355 Alhambra Circle, Suite 900, Coral Gables FL 33134.

CUSIP No. 340632 10 8	13D	Page 6 of 11 Pages

Codina Holdings III, Ltd.:

Codina Holdings III, Ltd. is a Florida limited partnership principally engaged in holding equity securities. Codina Holdings III, Ltd. is the sole member of C/Beacon Countyline, LLC. The principal office of Codina Holdings III, Ltd. is 355 Alhambra Circle, Suite 900, Coral Gables FL 33134.

Codina Holdings III, Inc.:

Codina Holdings III, Inc. is a Florida corporation principally engaged in holding equity securities. Codina Holdings III, Inc. is the General Partner of Codina Holdings III, Ltd. The principal office of Codina Holdings III, Inc. is 355 Alhambra Circle, Suite 900, Coral Gables FL 33134.

(d) & (e)	During the last five years, none of the Reporting Persons or the Non-Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Persons or the Non-Reporting Persons is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Codina is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 27, 2006, FECI completed the acquisition of Codina Group, Inc., its subsidiaries, additional land parcels and various entities which directly or indirectly own interests in real property or that have contractual rights to acquire an interest in real property, from Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC pursuant to an Agreement and Plan of Merger and Contribution, dated as of January 5, 2006, among Florida East Coast Industries, Inc., FECI, Foxx Merger Sub, Inc., Mr. Codina, C/Countyline, LLC and C/WDL, Ltd. (the “Merger and Contribution Agreement”). In exchange for the shares of Codina Group, Inc. and the real property owning entities that were contributed to FECI, Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC received 639,557, 819,797 and 254,077 shares of Common Stock, respectively. Of these shares, 63,955, 81,980 and 25,408, respectively, are held in escrow pursuant to an Escrow and Indemnification Procedure Agreement, dated April 27, 2006, among Florida East Coast Industries, Inc., FECI, Mr. Codina, C/Countyline, LLC, C/WDL, Ltd. and SunTrust Bank, as escrow agent (the “Escrow Agreement”), pending various post-closing adjustments.

In addition, (i) 706,581 shares of Common Stock were placed in escrow pursuant to the Escrow Agreement and will be released to C/Countyline, LLC upon the occurrence of certain land use approval events described in Section I of Schedule D to the Merger and Contribution Agreement, (ii) 471,055 shares of Common Stock were placed in escrow pursuant to the Escrow Agreement and will be released to Mr. Codina upon the occurrence of certain cumulative improvements in the price of the Common Stock over the next five years as described in Section II of Schedule D to the Merger and Contribution Agreement, and (iii) 117,763 shares of Common Stock were placed in escrow pursuant to the Escrow Agreement and will be released to Mr. Codina upon the occurrence of certain events related to the undertaking of a proposed residential development by FECI as described in Section III of Schedule D to the Merger and Contribution Agreement.

CUSIP No. 340632 10 8	13D	Page 7 of 11 Pages

Item 4. PURPOSE OF TRANSACTION.

Although none of the Reporting Persons or the Non-Reporting Persons, together or individually, have any immediate intention to effect any additional transactions in the shares of Common Stock, they may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock based upon a number of factors, including their evaluation of FECI’s business prospects and financial condition, the market for FECI’s shares, general economic and stock market conditions and other investment opportunities.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person’s believe that as of May 8, 2006, the total number of issued and outstanding shares of Common Stock was 36,590,132, which number is equal to the sum of (i) 33,292,782, the number of shares of common stock, no par value, of Florida East Coast Industries, Inc. issued and outstanding as of March 31, 2006, as reported by FECI in its Form 10-Q filed with the Securities and Exchange Commission on April 28, 2006, each of which were converted into shares of Common Stock on April 27, 2006 upon the consummation of the merger of Florida East Coast Industries, Inc. with and into Foxx Merger Sub, Inc., a wholly owned subsidiary of FECI, as contemplated by the Merger and Contribution Agreement, (ii) 3,008,830, the number of shares of Common Stock issued to the Reporting Persons or placed in escrow for their benefit under the Escrow Agreement on April 27, 2006 upon the consummation of the transactions described in Item 3, and (iii) 288,520, the number of restricted shares of Common Stock issued to certain employees of Codina Group, Inc. on April 27, 2006 as contemplated by the Merger and Contribution Agreement.

(a) & (b)	Armando Codina:

Mr. Codina owns and has the sole power to vote 575,602 shares of Common Stock, representing 1.6% of the issued and outstanding Common Stock.

As described in Item 3, Mr. Codina has the right to receive, upon the satisfaction of certain conditions stated in the Merger and Contribution Agreement, up to 652,773 shares of Common Stock, representing 1.8% of the issued and outstanding Common Stock, held in escrow pursuant to the Escrow Agreement (the “Codina Escrow Shares”). Mr. Codina has no power to dispose of the Codina Escrow Shares unless and until they are distributed to Mr. Codina pursuant to the terms of the Escrow Agreement. Mr. Codina will become the sole beneficial owner of such of the Codina Escrow Shares as are distributed to Mr. Codina pursuant to the terms of the Escrow Agreement. Mr. Codina has the sole power to vote of the Codina Escrow Shares unless and until they are distributed to FECI pursuant to the terms of the Escrow Agreement.

Mr. Codina is the sole director and shareholder and the President, Treasurer and Secretary of C/WDL, Inc., the General Partner of C/WDL, Ltd. As a result, Mr. Codina indirectly has the sole power to vote and dispose of 737,817 shares of Common Stock, representing 2.0% of the issued and outstanding Common Stock, owned by C/WDL, Ltd.

In addition, Mr. Codina indirectly has the sole power to vote 81,980 shares of Common Stock, representing 0.2% of the issued and outstanding Common Stock, held in escrow pursuant to the Escrow Agreement (the “C/WDL Escrow Shares”), unless and until they are distributed to FECI pursuant to the terms of the Escrow Agreement and, upon the distribution to C/WDL, Ltd. of any of the C/WDL Escrow Shares pursuant to the terms of the Escrow Agreement, Mr. Codina indirectly will have the sole power to dispose of such C/WDL Escrow Shares.

Mr. Codina is the sole director and shareholder and the President, Treasurer and Secretary of Codina Holdings III, Inc. Codina Holdings III, Inc. is the General Partner of

CUSIP No. 340632 10 8	13D	Page 8 of 11 Pages

Codina Holdings III, Ltd. Codina Holdings III, Ltd. is the sole member of C/Beacon Countyline, LLC. C/Beacon Countyline, LLC is the sole member of C/Countyline, LLC. As a result, Mr. Codina indirectly has the sole power to vote and dispose of 228,669 shares of Common Stock, representing 0.6% of the issued and outstanding Common Stock, owned by C/Countyline, LLC.

In addition, Mr. Codina indirectly has the sole power to vote 731,989 shares of Common Stock representing 2.0% of the issued and outstanding Common Stock, held in escrow pursuant to the Escrow Agreement (the “C/Countyline Escrow Shares”), unless and until they are distributed to FECI pursuant to the terms of the Escrow Agreement and, upon the distribution to C/Countyline, LLC of any of the C/Countyline Escrow Shares pursuant to the terms of the Escrow Agreement, Mr. Codina indirectly will have the sole power to dispose of such C/Countyline Escrow Shares.

C/WDL, Ltd.:

C/WDL, Ltd. owns and has the sole power to vote 737,817 shares of Common Stock, representing 2.0% of the issued and outstanding Common Stock.

As described in Item 3, C/WDL, Ltd. has the right to receive, upon the satisfaction of certain conditions stated in the Merger and Contribution Agreement, the C/WDL Escrow Shares. C/WDL, Ltd. has no power to dispose of the C/WDL Escrow Shares unless and until they are distributed to C/WDL, Ltd. pursuant to the terms of the Escrow Agreement. C/WDL, Ltd. will become the sole beneficial owner of such of the C/WDL Escrow Shares as are distributed to C/WDL, Ltd. pursuant to the terms of the Escrow Agreement. C/WDL, Ltd. has the sole power to vote of the C/WDL Escrow Shares unless and until they are distributed to FECI pursuant to the terms of the Escrow Agreement.

Pursuant to Rule 13d-5(b)(1), C/WDL, Ltd. is deemed to beneficially own all shares of Common Stock owned by each of the other Reporting Persons. As a result, C/WDL, Ltd. is deemed to beneficially own 3,008,830 shares of Common Stock, representing 8.2% of the issued and outstanding Common Stock. C/WDL, Ltd. disclaims beneficial ownership of (i) the shares of the Common Stock held by Mr. Codina, and (ii) the shares of the Common Stock held by C/Countyline, LLC.

C/Countyline, LLC:

C/Countyline, LLC owns and has the sole power to vote 228,669 shares of Common Stock, representing 0.6% of the issued and outstanding Common Stock.

As described in Item 3, C/Countyline, LLC has the right to receive, upon the satisfaction of certain conditions stated in the Merger and Contribution Agreement, the C/Countyline Escrow Shares. C/Countyline, LLC has no power to dispose of the C/Countyline Escrow Shares unless and until they are distributed to C/Countyline, LLC pursuant to the terms of the Escrow Agreement. C/Countyline, LLC will become the sole beneficial owner of such of the C/Countyline Escrow Shares as are distributed to C/Countyline, LLC pursuant to the terms of the Escrow Agreement. C/Countyline, LLC has the sole power to vote of the C/Countyline Escrow Shares unless and until they are distributed to FECI pursuant to the terms of the Escrow Agreement.

Pursuant to Rule 13d-5(b)(1), C/Countyline, LLC is deemed to beneficially own all shares of Common Stock owned by each of the other Reporting Persons. As a result, C/Countyline, LLC is deemed to beneficially own 3,008,830 shares of Common Stock, representing 8.2% of the issued and outstanding Common Stock. C/Countyline, LLC disclaims beneficial ownership of (i) the shares of the Common Stock held by Mr. Codina, and (ii) the shares of the Common Stock held by C/WDL, Ltd.

CUSIP No. 340632 10 8	13D	Page 9 of 11 Pages

C/WDL, Inc.:

C/WDL, Inc. is the General Partner of C/WDL, Ltd. As a result, C/WDL, Inc. indirectly has the sole power to vote and dispose of the 737,817 shares of Common Stock, representing 2.0% of the issued and outstanding Common Stock, owned by C/WDL, Ltd. In addition, C/WDL, Inc. indirectly has the sole power to vote the C/WDL Escrow Shares, representing 0.2% of the issued and outstanding Common Stock.

C/Beacon Countyline, LLC:

C/Beacon Countyline, LLC is the sole member of C/Countyline, LLC. As a result, C/Beacon Countyline, LLC indirectly has the sole power to vote and dispose of the 228,669 shares of Common Stock, representing 0.6% of the issued and outstanding Common Stock, owned by C/Countyline, LLC. In addition, C/Beacon Countyline, LLC indirectly has the sole power to vote the C/Countyline Escrow Shares, representing 2.0% of the issued and outstanding Common Stock.

Codina Holdings III, Ltd.:

Codina Holdings III, Ltd. is the sole member of C/Beacon Countyline, LLC. As a result, Codina Holdings III, Ltd. indirectly has the sole power to vote and dispose of the 228,669 shares of Common Stock, representing 0.6% of the issued and outstanding Common Stock, owned by C/Countyline, LLC. In addition, Codina Holdings III, Ltd. indirectly has the sole power to vote the C/Countyline Escrow Shares, representing 2.0% of the issued and outstanding Common Stock.

Codina Holdings III, Inc.:

Codina Holdings III, Inc. is the General Partner of Codina Holdings III, Ltd. As a result, Codina Holdings III, Inc. indirectly has the sole power to vote and dispose of the 228,669 shares of Common Stock, representing 0.6% of the issued and outstanding Common Stock, owned by C/Countyline, LLC. In addition, Codina Holdings III, Inc. indirectly has the sole power to vote the C/Countyline, Escrow Shares, representing 2.0% of the issued and outstanding Common Stock.

(c)	Except as set forth in this Statement, none of the Reporting Persons or the Non-Reporting Persons has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Escrow Agreement, (i) an aggregate of 171,343 shares of Common Stock are subject to forfeiture by Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC in satisfaction of certain purchase price adjustments and/or indemnity claims brought by FECI pursuant to the terms of the Merger and Contribution Agreement, and (ii) an aggregate of 1,295,399 shares of Common Stock are subject to forfeiture by Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC if certain events set forth on Schedule D to the Merger and Contribution Agreement do not occur. In addition, pursuant to the Escrow Agreement, Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC are permitted to vote the Codina Escrow Shares, the C/WDL Escrow Shares and the C/Countyline Escrow Shares, respectively, prior to the release of these shares of Common Stock from escrow.

CUSIP No. 340632 10 8	13D	Page 10 of 11 Pages

Pursuant to a Lock-up and Registration Rights Agreement, dated as of April 27, 2006, among FECI, Mr. Codina, each of the limited partners of Codina Doral, Ltd., C/Countyline, LLC and C/WDL, Ltd. (the “Lock-up and Registration Rights Agreement”), Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC have agreed, subject to certain limited exceptions, that they will not transfer any of the shares of Common Stock received by them in the transactions described in Item 3 prior to April 27, 2008. In addition, Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC have agreed that following April 27, 2008, transfers by each of them will be limited no more than 25% of the shares of Common Stock such shareholder received on or prior to April 27, 2009, no more than 50% of the shares of Common Stock such shareholder received on or prior to April 27, 2010, and no more than 75% of the shares of Common Stock such shareholder received on or prior to April 27, 2011. The transfer restrictions set forth in the Lock-up and Registration Rights Agreement will expire on April 27, 2011.

Under the Lock-up and Registration Rights Agreement, Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC have agreed that if any of them desires to transfer shares in any 90-day period that represent more than 0.08% of the outstanding shares of Common Stock, such shareholder will first offer such shares to FECI for repurchase.

Under the Lock-up and Registration Rights Agreement, FECI has agreed to register the resales of the shares of Common Stock held by Mr. Codina, C/WDL, Ltd. and C/Countyline, LLC under the Securities Act of 1933 on a shelf registration statement on or prior to April 27, 2008.

Other than as disclosed herein and in Item 3 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the Non-Reporting Persons and between such persons and any person with respect to the Common Stock.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated May 8, 2006.

99.2	Agreement and Plan of Merger and Contribution, dated January 5, 2006, among Florida East Coast Industries, Inc., FECI, Foxx Merger Sub, Inc., Armando Codina, C/Countyline, LLC and C/WDL, Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report of Florida East Coast Industries, Inc. on Form 8-K, filed January 11, 2006).

99.3	Schedule D to Agreement and Plan of Merger and Contribution, dated January 5, 2006, among Florida East Coast Industries, Inc., FECI, Foxx Merger Sub, Inc., Armando Codina, C/Countyline, LLC and C/WDL, Ltd..

99.4	Escrow and Indemnification Procedure Agreement, dated April 27, 2006, among Florida East Coast Industries, Inc., FECI, Armando Codina, C/Countyline, LLC, C/WDL, Ltd. and SunTrust Bank, as escrow agent.

99.5	Lock-up and Registration Rights Agreement, dated as of April 27, 2006, among FECI, Mr. Codina, each of the limited partners of Codina Doral, Ltd., C/Countyline, LLC and C/WDL, Ltd.

CUSIP No. 340632 10 8	13D	Page 11 of 11 Pages

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2006

ARMANDO CODINA

/s/ Armando Codina

C/WDL, LTD.

By C/WDL, INC., its General Partner

	By	/s/ Armando Codina
	Name:	Armando Codina
	Title:	President

C/COUNTYLINE, LLC

By	/s/ Armando Codina
Name:	Armando Codina
Title:	President